EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II

2013 PROPERTY APPRAISALS

Cushman & Wakefield has recently completed market value appraisals of Uniprop Income Fund II’s seven properties. The table below sets forth certain appraisal information for each property, as well as a comparison to the original cash purchase price:

	02/13	02/12%
Property	Appraisals	Appraisals	Variance

Ardmor Village	$4,850,000	$4,800,000	1.0%
Camelot Manor	2,150,000	1,650,000	30.3%
Dutch Hills	2,100,000	2,000,000	5.0%
El Adobe	6,000,000	8,000,000	(25.0)%
Stonegate Manor	2,150,000	1,750,000	22.9%
Sunshine Village	11,700,000	8,950,000	30.7%
West Valley	21,150,000	20,400,000	3.7%

Grand Total:	$50,100,000	$47,550,000	5.4%

2012 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2013 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Properties in February 2013 for their appraised value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2012

The estimated net asset value of each unit, assuming the sale of the properties at their present appraised value is $9.22 calculated as follows:

Aggregate appraised value:	$50,100,000

Plus: Cash Reserves	5,117,789

Less: Selling Expenses (3.0%)	1,503,000
Mortgage Debt:	21,438,933

Net Sales Proceeds:	$32,275,856

Number of Units:	3,303,387
Net Asset Value per unit:	$9.77